Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of EON Resources Inc. on Form S-1 of our report dated May 2, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of EON Resources Inc. (f/k/a HNR Acquisition Corp) as of December 31, 2023 (Successor) and December 31, 2022 (Predecessor) and for each of the period from November 15, 2023 to December 31, 2023 (Successor), the period from January 1, 2023 to November 14, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

October 23, 2024